

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Mr. Kevin G. Fitzgerald
Chief Financial Officer
Murphy Oil Corporation
200 Peach Street P.O. Box 7000
El Dorado, AR 71731-7000

> **Re:** **Murphy Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-08590**

Dear Mr. Fitzgerald:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director